

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 13, 2007

Kenneth R. Hanks
Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

> **Re:** **SWS Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **File No. 0-19483**

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2006

Retail Brokerage – Insurance, page 3

1.   We read that you hold insurance agency licenses in 46 states for the purpose of facilitating the sale of insurance and annuities for your registered representatives to the retail customer. Please tell us more about the types of insurance you are selling. Also tell us which party retains the risks and obligations for the insurance and the annuities. If you retain the risk related to these products, please tell us how you determined that you did not need to address these risks in your Market

Risk disclosures or in your commitments and contingencies footnote, and supplementally provide us with all disclosures required by SFAS 5 and SOP 94-6.

Management's Discussion and Analysis, page 20
Results of Operations, page 23

2.   We note that your Form 10-K analyzes your results of operations solely at the consolidated level. We note that your December 29, 2006 Form 10-Q provides a brief segmental analysis on pages 35 and 36, but continues to focus most of the analysis at the consolidated level. Please tell us how you determined that these disclosures meet the requirements of Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. In this regard, it is unclear to us that your investors can analyze the results of your reportable segments from your current disclosures. For example, you currently analyze the consolidated revenue line item "net revenues from clearing operations;" however, this number differs materially from the net revenues for your clearing segment seen in your segment footnote.   You currently analyze net interest income for your total brokerage business, but net interest income increased by different percentages for your retail and institutional brokerage segments, so it is unclear how useful the analysis of your total brokerage business is. Also, there should be a robust discussion of the operating expenses allocated to each reportable segment, including your "Other" segment, and the reasons for changes in those expenses by segment to allow your investors to understand the changes seen in income before income taxes and discontinued operations in your segment footnote. Please advise, or confirm that you will revise future filings to provide a more robust segmental analysis.

Segment Reporting, page F-31

3.   We read that segment assets are not disclosed because they are not used for evaluating segment performance or in deciding how to allocate resources to the segments. It is unclear to us that your reasoning is consistent with the requirements of SFAS 131, including paragraph 27. Please advise, or confirm that you will revise future filings to disclose total assets for each reportable segment.

Exhibit 31

4.   In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including replacing "annual report" and "quarterly report" with "report."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jennifer Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief